Contact

www.linkedin.com/in/richmaloy
(LinkedIn)

Top Skills

Excel
Technical Recruiting
Web Services

Honors-Awards

Top 100 Impact Investors 2018

Rich Maloy

Managing Partner @ SpringTime Ventures | Host @ VC Minute podcast
Denver Metropolitan Area

Summary

Do not send a cold connection request. You can book time on my calendar using the link below # Click "see more..." to expand the section.

My mission is to rebuild the American dream through entrepreneurship.

Quick guide to my content & connecting
I invest through https://springtimeventures.com/
Fundraising advice http://vcminute.co

How to tell me about your startup
Open Office Hours http://richm.us/oh
Read about SpringTime and share your deck http://richm.us/stvlearn
Not through a cold LinkedIn Invite

My Personal Vision
I believe that technology has brought us both great opportunity and great peril, but that technology is indifferent to its own results. It is up to humankind to use technology for the good of all. I believe that on an individual basis humans are good, and strive for the same opportunities: to grow, learn and earn.

I respect all people who drive to start up: people who build something out of nothing, create financial independence, and solve problems. I believe this drive is universal and all people everywhere deserve the right to start.

When I look at the division, anger and vitriol in the world at large,
I also see the hope, growth and community in the startup world.
I see the adaptability, grit, passion and striving of entrepreneurs everywhere. I’m inspired by it every day.

I believe that entrepreneurship is the highest ideal of the American dream.

I believe that entrepreneurship will save America from a downward spiral of inequity. I believe it will rebuild the middle class. I believe technology empowers people—regular people like you and me—to once again directly influence the government. And I believe that through innovation, startups are going to transform the world, giving all people the opportunity to grow, learn and earn.

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Experience

SpringTime Ventures
7 years 5 months

Managing Partner
November 2021 - Present (2 years 10 months)

SpringTime Ventures seeds high-growth startups in healthcare, fintech & insurtech, and logistics & supply chain. We look for founders with domain expertise, forging a path with a truly transformative technology. We only invest in software-based businesses in the USA.

Venture Partner
April 2017 - November 2021 (4 years 8 months)
Boulder, CO

VC Minute
Podcast Host
May 2022 - Present (2 years 4 months)

Quick advice to help startup founders fundraise better.
With short episodes—-1-2 minutes—released every workday, founders get guidance into the dynamics of seed stage financing. Every episode is packed with insights and actionable advice.

Start with the Season 1 compilation, which is less than 35 minutes
https://springtimeventures.com/vc-minute/season-1-compilation-part-1/

Moxey
Board Member
December 2023 - Present (9 months)

Moxey is a community currency that helps businesses become more profitable.

Matcherino.com
Advisor
October 2015 - Present (8 years 11 months)

When I first heard about Matcherino, my reaction was "I wish this was around when I was working on Big Crits." Since that first meeting, I've always made myself available to CEO Grant Farwell as a mentor and advisor. I provide weekly coaching on leadership, management, people development, and sales.

Established
3 years 10 months

Vice President, Engagement
October 2019 - March 2022 (2 years 6 months)
Greater Denver Area

I connect startups with the resources they need to succeed either through our Startup of the Year program or our innovative clients' program. Our clients include AFWERX, NASA iTech, CTA Foundation, Capital One, and more. I'm personally responsible for business development and managing client engagement. Additionally, I oversee or contribute to many aspects of our business including: office hours, Daily Dealflow newsletter, partnerships, events, content, investing, and programming.

Engagement Director
June 2018 - September 2019 (1 year 4 months)
Boulder, CO

Wherever and whenever possible, discover, promote, foster, connect, build, and/or fund innovation that can change the world for the better. We establish innovative thinking, ideas, and companies wherever we can.

Engage Colorado
Co-Founder & Managing Director
January 2014 - December 2019 (6 years)
Boulder, CO

Engage Here d.b.a. Engage Colorado was founded with the goal of bringing communities together. After working together on #BSW13, Tim O'Shea and Rich Maloy had a bigger vision to unite communities across geography and industry boundaries.

With this vision in mind, we decided to bring a new event to Boulder, as well as support startup weeks around the world. In 2014 we organized NewCo: a one-day intensive celebration of the entrepreneurial community in Boulder.

Outside of our Colorado communities, we are supporting the efforts of a number of startup weeks around the world.

Engage Here
Co-Founder
January 2018 - June 2018 (6 months)
Boulder, CO

Engage Here is a distributed scout network based on local relationships. Our secret sauce is the local community leader in each market.
* Startups get access to the people and companies across geographies
* Corporations get strategically-fitting introductions
* VC's get scouts in two dozen markets

Econic, LLC
Lean Startup Practice Director
June 2017 - October 2017 (5 months)
Boulder, CO

Econic helps forward-thinking enterprises innovate faster and more effectively by providing training and consulting services that tap into emerging startup opportunities.

I unlock the innovation that already exists inside corporations by leading select teams through on-going lean startup training that befits their organization. It's like a custom built accelerator for in-house startups. We give executive the knowledge they need to understand and champion lean methods, and the team the tools they need to build, measure and learn.

IBM
North America Manager - Global Entrepreneur
July 2014 - June 2017 (3 years)
Boulder, CO

Supporting the growth and development of tech companies and startup communities through mentorship, connections, and access to technology resources.

IBM's startup program was created to help early-stage startups supercharge their business within a 12-month incubator program that offers free best-in-class marketing and technical support, hosting, and mentoring.

I started as the Community Development Manager for the Rockies & Midwest, and was promoted to manage the US & Canada team. In my role, I have hired and trained six remote employees, and manage a team of direct reports of up to nine, as well as a number of dotted-line relationships.

As a first-line manager, I'm responsible for both producing as well as managing. My focus is two-fold: advocate IBM Cloud in the Rockies, support the North America team as they advocate IBM Cloud through the Global Entrepreneur program.

I'm proud of the team we've built, and the lucky that we get to go out into the world every day and make a difference in the lives of startups and founders.

Built In Colorado
Community Advisory Board
November 2013 - December 2014 (1 year 2 months)
Denver, CO

Built In Colorado is a rapidly growing network that offers the number one job board for digital tech talent, publishes data on the digital tech sector of Colorado, produces engaging monthly events, and creates and curates exclusive content on industry trends and local startups.

REMaloy, LLC
Principal
December 2011 - June 2014 (2 years 7 months)
Boulder, CO

Clients and responsibilities include:

.-~* Verve Wine *~-.
New wine store with NYC and online presence
Create pro-forma financial models
Advise on out-sourcing website development

.-~* Cogent Calculations *~-.

How long will your money last in retirement? This is the big question for millions of Americans. We can anyone answer this question, and understand what goes into the calculations.

Cogent started as a financial model Bob Maloy (my dad) built for himself, and later adapted to help family and friends. We saw the potential for our model versus what's already out there, and founded Cogent Calculations to bring our solution to the world.

.-~* IE TEch *~-.
Upgraded website to WordPress
Built a new site to better match their business process

.-~* the~grace~list *~-.
Create pro-forma financial models
Refine business plan
Financials operations & administration
Raised angel round financing

.-~* Colorado University - President's Leadership Class *~-.
Social media crash course, and tools setup
CRM implementation (Zoho)

.-~* Social Engine *~-.
Email marketing campaign designed to reengage potential customers who signed up for the trial but didn't purchase the product.

.-~* Comma Workshop *~-.
Financial analysis, cost analysis, developing spreadsheet solutions.

.-~* Your Perceptions *~-.
Web development, CMS integration, client and vendor management, social media management.

.-~* Big Crits *~-.
Produced and Directed a YouTube show about gamers which I ran for 3 seasons
Founded a gaming group that grew to 250+ players, across five continents, with competitive teams in 3 different MMO's

Boulder Startup Week
Executive Director
January 2013 - November 2013 (11 months)
Boulder, CO

Each May, Boulder throws a 5-day event to showcases its unique startup culture. No registration required, and most everything is completely free. You'll find meetups, coffee shop pow-wows, the largest Ignite in the world, parties, drinks, food, hikes, bike rides, sun, and good people.

I took the lead on #BSW13, focusing on strengthening ties within the Boulder startup community, as well as welcome new people to join. We partnered with Downtown Boulder Inc, and Boulder International Film Festival to do a first ever "Startup Popup" tent on Pearl Street, as a showcase location for the week. We worked with the arts community for a showcase, setup shuttles for the tech community in Denver to join us, and flew in over 20 job seekers--more than half of whom made the move to beautiful Boulder!

FlixMaster
Account Director
September 2012 - February 2013 (6 months)
Boulder, CO

FlixMaster is a cloud-based video editing and publishing platform that enables content creators to build dynamic, interactive videos. My role is to work with clients--current & future--to help them bring their video content to life with through our products.

"Life has choices. Videos should too."

Signal Genius
Chief Experience Officer
March 2012 - December 2012 (10 months)
Boulder, CO

I joined Signal Genius to help with customer management, product development, and business development, as well as operations, administration, analysis, and testing. Signal Genius is an on-going project based in Boulder, CO.

Benchmark IT, LLC
Senior Account Executive
May 2010 - February 2011 (10 months)

Technology staffing and recruitment for NYC, Westchester, and Connecticut.

Robert Half Technology
Account Executive
August 2009 - April 2010 (9 months)

Innovation Ads
Client Services Manager
September 2008 - May 2009 (9 months)

Full Lifecycle management of 50+ clients and 100+ advertising campaign. Managed the development, deployment, and optimization of client's lead generation and advertising objectives.

Robert Half Technology
Division Director
September 2004 - January 2008 (3 years 5 months)

Led new business development for programmer placement on a contract basis. Hired, trained and managed a sales and recruiting staff. Attended training programs including 'Client focused Selling II' and 'Top Gun RHT'. Prospected up to 100 potential clients per week; met with an average of 10 current and prospective clients weekly to secure new business.

• Drove over $2 million in production .
• Played a key role in Midtown's office record high production.
• "President's Club", Top 2% of RHT (ranked #8 out of 600+, and #12 out of 700+ RHT employees internationally), 2006 and 2007.
• Retained 80% of top 5 accounts (turnover typically averaged 100% year-over-year).
• Served as company spokesperson during press interviews, conferences and events.
• Developed Excel tools to aid in sales process, competitive pricing and sales tracking.

John Hardy
Information Analyst
2002 - 2004 (2 years)

Created standard reporting methods and automated reporting for sales, operations and finance. Collaborated with all departments to understand specific software needs, then reiterated concept, specifications, budget and timelines to vendor. Managed all interns and temps on special IT projects.

• Met the challenge of revitalizing a failed ERP implementation with a $300,000 developmental budget. Governed the installation, training and completion of the project.
• Successfully negotiated a 30% discount of time/expenses from vendor.
• Contributed to sales growth through development, report writing, training and on-site tradeshow support.
• Translated, migrated and verified data from the previous accounting software to new systems implementation.
• Conducted on-going training, teaching how to use the company software more intelligently and efficiently.

Tradescape
Trader
2001 - 2002 (1 year)

News America Marketing
Sr. Mgr. of National Sales Analysis
1999 - 2001 (2 years)

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Education

St. Bonaventure University
BBA, Finance · (1993 - 1997)